Immuneering Corporation

245 Main Street, Second Floor

Cambridge, MA 02142

August 18, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immuneering Corporation

Registration Statement on Form S-3

Filed August 13, 2025

File No. 333-289589

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Immuneering Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-289589) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on August 20, 2025 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Very truly yours,

Immuneering Corporation

By:	/s/ Michael D. Bookman
Michael D. Bookman
Chief Legal Officer and Secretary

cc:	Wesley C. Holmes, Latham & Watkins LLP

Evan G. Smith, Latham & Watkins LLP